November 10, 2009

Mail Stop 3561

Via U.S. Mail and Facsimile

Mr. Peter Ubaldi
Chief Executive Officer
Homeland Security Network, Inc.
7920 Beltline Road, Suite 770
Dallas, Texas 75254

**RE:     Homeland Security Network, Inc. ("The Company")**
**File # 0-15216**
**Form 8-K filed on November 4, 2009**

Dear Ms. Ubaldi:

We have reviewed the disclosures in Form 8-K filed on November 4, 2009, and have the following comments.  Where indicated, we think you should revise your document in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed below.

1.      Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.  It is not sufficient to state that the company "terminated" or "disengaged" the accountant, as that wording is unclear to a reader.

Exhibit 16:

2.      Please file a letter from your former accountant, indicating whether or not they agree with your revised disclosures in the amended Form 8-K.

Other

3.      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information

investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via Edgar with a copy to the Staff in response to these comments within five business days of the date of this letter.  Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.  You may contact Effie Simpson at (202) 551-3346.

Sincerely,

Effie Simpson
Staff Accountant